

Mail Stop 4628

April 6, 2016

<u>Via E-Mail</u>
David Joe
Chief Financial Officer and Senior Vice President
Evolution Petroleum Corporation
2500 City West Blvd., Suite 1300
Houston, Texas 77042

> **Re: Evolution Petroleum Corporation**
> **Form 10-K for the Fiscal Year ended June 30, 2015**
> **Response dated March 23, 2016**
> **File No. 1-32942**

Dear Mr. Joe:

We have reviewed your March 23, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2016 letter.

Form 10-K for the Fiscal Year ended June 30, 2015

Properties, page 15

Proved Undeveloped Reserves, page 18

1.   We note the proposed expanded disclosure provided in your response to comment 5 in our letter dated March 10, 2016 regarding the conversion of unproved reserves to proved reserves during fiscal 2015. Please expand the disclosure to also include a statement regarding the conversion of your proved undeveloped reserves to proved developed reserves, to comply with Item 1203(b) of Regulation S-K.

Acreage Data, page 20

2.   We have read the explanation provided in your response to comment 7 indicating the Delhi Field is unitized and consequently, all acreage in the unit is held by production. Please note the undrilled acreage within a unit that is held by production should be reported as undeveloped acreage for purposes of disclosure under Item 1208(b) of Regulation S-K. Please modify your disclosure as necessary to resolve any inconsistencies in the classification of your acreage.

        You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3686 with any other questions.

                        Sincerely,

                        /s/ Karl Hiller

                        Karl Hiller
                        Branch Chief
                        Office of Natural Resources